NorthWestern Corporation
125 South Dakota Avenue
Sioux Falls, South Dakota 57104

August 4, 2005

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
 Attention: Mr. Matthew Benson, Staff Attorney
450 Fifth Street N.W.
Washington, D.C. 20549

Re:
NorthWestern Corporation
Registration Statement on Form S-3
File No. 333-123450

  NorthWestern Corporation
  Registration Statement on Form S-4
  File No. 333-123381

Dear Mr. Benson:

        The undersigned hereby requests that the above-referenced Registration Statements be accelerated to become effective as of 9:00 a.m. EST on Monday, August 8, 2005 or as soon thereafter as possible.

        In connection with this request, NorthWestern Corporation acknowledges (i) that should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve NorthWestern Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filings, and (iii) NorthWestern Corporation may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any questions on this request, please call Jeffrey Cotter at (612) 335-1444.

Very truly yours,
NORTHWESTERN CORPORATION
By	/s/ THOMAS J. KNAPP Thomas J. Knapp
Its	General Counsel
c:	Jon C. Tyras, Esq.